Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

AMR & US Airways Merger Information for AMR Investors (Updated 4/17/2013) AMERICAN AIRLINES Important note: The brief answers below are provided for informational purposes only and are not intended to be a substitute for a careful review of the relevant documents, which include the Merger Agreement and Support and Settlement Agreement which were filed by AMR Corporation (“AMR”) with the Securities and Exchange Commission (the “SEC”) as exhibits on Form 8-K/A on February 14, 2013, the Form S-4 registration statement filed by AMR with the SEC on April 15, 2013 and AMR’s Plan of Reorganization (“Plan of Reorganization”) and Disclosure Statement (“Disclosure Statement”) filed with the U.S. Bankruptcy Court for the Southern District of New York on April 15, 2013.. Documents referenced in this Q&A that we have filed with the SEC are available free of charge at www.sec.gov and on www.aa.com. The brief summaries below are qualified in their entirety by reference to the documents that AMR has filed and will file with the SEC and the documents AMR has filed and will file with the U.S. Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). Our filings with the Bankruptcy Court can be found at www.armcaseinfo.com. You are strongly encouraged to consult legal counsel to assist in determining the impact of these filings on your personal circumstances. 1. I currently own shares of AMR (Symbol: AAMRQ). What will be the effect of the merger on my shares? It is too early in the merger process for us to say with certainty whether the merger will close or, if it does, what distributions will be made to holders of common stock of AMR Corporation (AAMRQ). Some of our creditors have agreed to a “Support and Settlement Agreement” that provides that they will support our Plan of Reorganization, subject to certain terms and conditions, that provides the potential for holders of AMR equity interests (including common stock, warrants, restricted stock units and options) to receive shares in the merged company representing 3.5% of the total number of shares of the merged company’s common stock, subject to customary dilution, and potentially to receive additional shares of common stock of the merged company under certain circumstances. The Support and Settlement Agreement is subject to a number of conditions and contingencies and we cannot provide assurance that the common stock distributions described above will actually be made. We encourage you to review our filings with the SEC on Form 8-K and Form 8-K/A made on February 14, 2013 that include the Merger Agreement and the Support and Settlement Agreement, and the Form S-4 registration statement filed with the SEC on April 15, 2013, as well as the Plan of Reorganization and Disclosure Statement we filed on April 15, 2013 with the Bankruptcy Court. 2. Will my AMR common stock (Symbol: AAMRQ) be cancelled when the company emerges from Chapter 11? The Merger Agreement and the Plan of Reorganization provide that the existing AMR common stock will be cancelled when the merger occurs and the Plan of Reorganization is consummated. If

AMERICAN AIRLINES our Plan of Reorganization, as filed, is confirmed by the Bankruptcy Court and consummated, holders of existing AMR equity interests will be entitled to receive a distribution on account of such equity interests in the form of common stock of the merged company. At this time, we cannot predict whether our Plan of Reorganization will be confirmed by the Bankruptcy Court. It is also too early in the process for us to say with certainty whether the merger will close or, if it does, what distributions will be made to holders of common stock of AMR Corporation (AAMRQ). Some of our creditors have agreed, subject to certain conditions contained in the Support and Settlement Agreement to support a plan of reorganization for us that provides for holders of AMR equity interests (including common stock, warrants, restricted stock units and options) to receive shares in the merged company representing 3.5% of the total number of shares of the merged company’s common stock, subject to customary dilution, and potentially to receive additional shares of the merged company’s common stock under certain circumstances. Our Plan of Reorganization was drafted to meet the requirements of the Support and Settlement Agreement. The Support and Settlement Agreement is subject to a number of conditions and contingencies and we cannot provide assurance that the common stock distributions described above will actually be made. We encourage you to review our filings with the SEC on Form 8-K and Form 8-K/A made on February 14, 2013 that include the Merger Agreement and the Support and Settlement Agreement and the Form S-4 registration statement filed with the SEC on April 15, 2013, as well as the Plan of Reorganization and Disclosure Statement we filed on April 15, 2013 with the Bankruptcy Court. 3. Are holders of AMR common stock (Symbol: AAMRQ) considered “stakeholders” of the company? When we refer to “stakeholders”, we mean those persons or entities that have an economic interest in the company based on its value, taking into account that, under the Bankruptcy Code, creditors are entitled to payment in full before holders of equity interests can participate in any recovery. Thus, whether holders of AMR common stock are considered stakeholders ultimately will depend on whether they will be entitled to receive any recovery pursuant to a plan of reorganization. 4. What is the mechanism by which AMR common stock (Symbol: AAMQR) could potentially receive more value than the 3.5% of the merged company’s common stock? It is too early in the merger process for us to say with certainty whether the merger will close or, if it does, what distributions will be made to holders of common stock in AMR Corporation (AAMRQ). Some of our creditors have agreed in the Support and Settlement Agreement, subject2

3 AMERICAN AIRLINES to certain conditions, to support a plan of reorganization for us that provides for holders of AMR equity interests (including common stock, warrants, restricted stock units and options) to receive shares in the merged company representing 3.5% of the total number of shares of the merged company’s common stock, subject to customary dilution, and potentially to receive additional shares of the merged company’s common stock under certain circumstances. Generally, this potential additional value would only be available if the holders of prepetition unsecured claims against us receive under the plan common stock of the merged company with a value that would satisfy their claims in full. The Support and Settlement Agreement is subject to a number of conditions and contingencies and we cannot provide assurance that the common stock distributions described above will actually be made. We encourage you to review our filings with the SEC on Form 8-K and Form 8-K/A made on February 14, 2013 that include the Merger Agreement and the Support and Settlement Agreement and the Form S-4 registration statement filed with the SEC on April 15, 2013, as well as the Plan of Reorganization and Disclosure Statement we filed on April 15, 2013 with the Bankruptcy Court.. 5. Are holders of AMR common stock (Symbol: AAMQR) “creditors” for purposes of the merger agreement and Chapter 11? Holders of AMR common stock are not “creditors” for purposes of the Merger Agreement or Chapter 11. 6. Do I need to do anything in order to receive a distribution in the merger? As a stockholder of AMR, you do not need to take any action at this time to preserve any right you may have to a distribution if the merger occurs and AMR shareholders are to receive a distribution on account of their stockholdings. If the merger does occur, upon its effectiveness, your AMR common stock will automatically be cancelled without any action on your part. If a distribution to holders of AMR common stock is available as a result of the merger, you will receive instructions as to any steps you need to take to ensure that you receive the distribution. Additional Information and Where To Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary

4 AMERICAN AIRLINES proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com. US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

5 AMERICAN AIRLINES Cautionary Statement Regarding Forward-Looking Statements This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.